                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             Tice Technology, Inc.
                               (Name of Issuer)

                        Common Stock Purchase Warrants
                        (Title and Class of Securities)

                                  886337 11 2
                                (CUSIP Number)

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      NAMES OF REPORTING PERSONS
 1    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Monogenesis Corporation 55-0700722

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

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                          SOLE VOTING POWER
                     5
     NUMBER OF            182,800

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             182,800

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      182,800

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      18.3%

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      TYPE OF REPORTING PERSON*
12
      IV

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                     *SEE INSTRUCTIONS BEFORE FILING OUT!


                                          Item 1(a)

Name of Issuer:                                     Tice Technology, Inc.

                                          Item 1(b)

Address of Issuer's Principal Executive Offices:    6711 Tice Plaza
                                                    Knoxville, Tennessee 37918

                                          Item 2(a)

Name of Person Filing:                              Monogenesis Corporation

                                          Item 2(b)

Address of Principal Business Office or, if none, Residence:    88 Walker Creek Road
                                                                Walker, WV 26180-9948

                                          Item 2(c)

Citizenship:                                        Delaware Corporation

                                          Item 2(d)

Title of Class of Securities:                       Common Stock Purchase Warrants

                                          Item 2(e)

CUSIP Number:                                       886337 11 2

                                          Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

  (a)  [ ] Broker or Dealer registered under Section 15 of the Act
  (b)  [ ] Bank as defined in section 3(a)(6) of the Act
  (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act
  (d) [x] Investment Company registered under section 8 of the Investment Company Act
  (e) [ ] Investment Adviser registered under section 302 of the Investment Advisers Act of 1940
  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

  (g) [ ] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)
  (h)  [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

                                    Item 4
                                   Ownership

(a) Amount Beneficially Owned:                                       182,800

(b) Percent of Class:                                                  18.3%

(c) Number of shares as to which such person has:
    (i)   sole power to vote or direct the vote                      182,800
    (ii)  shared power to vote or to direct the vote                       0
    (iii) sole power to dispose or to direct disposition of          182,800
    (iv)  shared power to dispose or to direct disposition of              0

                                    Item 5
                  Ownership of Five Percent or less of a Class

                                Not Applicable

                                    Item 6
        Ownership of More than Five Percent on Behalf of Another Person

                                Not Applicable

                                    Item 7
      Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                                Not Applicable

                                    Item 8
           Identification and Classification of Members of the Group

                                Not Applicable

                                    Item 9
                       Notice of Dissolution of a Group

                                Not Applicable

                                    Item 10
                                  Certificate

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1998
---------------------------------------
Date

/S/ P. Bradley Walker
---------------------------------------
Signature

Secretary, Monogenesis Corporation
---------------------------------------
Name/Title